The Flexi Group Holdings Ltd

Wisma UOA Damansara II, Penthouse 16-1 Level 16, No. 6

Changkat Semantan, Bukit Damansara

50490 Kuala Lumpur, Malaysia

June 12, 2023

VIA EDGAR

Attention:	Mr. Paul Cline

Mr. Benjamin Holt

Re:	The Flexi Group Holdings Ltd

Registration Statement on Form F-4

Filed February 13, 2023

File No. 333-269739

Gentlemen:

This letter sets forth the response of The Flexi Group Holdings Ltd (the “Registrant”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated March 10, 2023 (the “Comment Letter”), with respect to the above referenced Registration Statement on Form F-4 (the “Registration Statement”). Concurrently with the submission of this letter, the Registrant is filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”). In addition to addressing the comments raised by the Staff in the Comment Letter, the Registrant has included other revisions and updates to its disclosure in the Amended Registration Statement. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Amended Registration Statement.

Set forth below is the Registrant’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Registration Statement on Form F-4 filed February 13, 2023

Prospectus Cover Page, page i

1.	Please disclose the title and amount of securities being offered, as required by Item 501(b)(2) of Regulation S-K, as referenced in Item 1 of Form F-4.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on page i of the Amended Registration Statement.

2.	Please provide the disclosure regarding the market for your securities, as required by Item 501(b)(4) of Regulation S-K and the cross-reference to the risk factors section, as required by Item 501(b)(5) of Regulation S-K.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on page vii of the Amended Registration Statement.

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 12, 2023

3.	Please provide prominent disclosure about the legal and operational risks associated with TGVC’s sponsor being based in Hong Kong. Your disclosure should make clear whether these risks could result in a material change in TGVC’s operations and its ability to consummate the business combination. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, have or may impact TGVC’s ability to conduct its business, consummate the business combination, or accept foreign investments. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: The Registrant respectfully acknowledges the Staff’s comment and advises that the Registrant does not believe that, as of the date hereof, there are legal or operational risks associated with TG Venture Acquisition Corp.’s (“TGVC”) sponsor, Tsangs Group Holdings Limited (the “Sponsor”) being based in Hong Kong, including TGVC’s ability to consummate the business combination (the “Business Combination”) with the Flexi Group Limited (“Flexi”). Hong Kong is a Special Administrative Region of the People’s Republic of China (the “PRC”) and enjoys its own limited autonomy as defined by the Basic Law of the Hong Kong Special Administrative Region of the PRC (“Basic Law”). Hong Kong’s legal system, which is different from that of the PRC, is based on common law and has its own laws and regulations, but some of the national laws of the PRC are made applicable in Hong Kong under the Basic Law.

Pursuant to the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those relating to defense, foreign affairs and other matters outside the autonomy of Hong Kong, which may be listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. While the National People’s Congress of the PRC has the power to amend the Basic Law, the Basic Law expressly provides that no amendment to the Basic Law shall contravene the established basic policies of the PRC regarding Hong Kong. As a result, national laws of the PRC not listed in Annex III of the Basic Law (and any regulatory notices issued pursuant to those national laws) do not apply in Hong Kong.

As noted in the Staff’s comment, it has been speculated that there may be increased alignment between PRC laws and regulations and the Basic Law or that PRC laws and regulations will be applied directly in Hong Kong. If certain PRC laws and regulations relevant to the Sponsor were to become applicable in Hong Kong in the future and prior to the expiration of the period by which TGVC has to complete an initial business combination, which is currently November 5, 2023 (the “Combination Period”), the Sponsor may face legal and operational risks and uncertainties relating to it being based in Hong Kong. As of the date hereof, the Registrant cannot determine the extent to which, if at all, PRC laws and regulations relevant to the Sponsor may become applicable in Hong Kong. Depending on the hypothetical extent of the risks and uncertainties of these PRC laws and regulations, if they were to become applicable in Hong Kong prior to the expiration of the Combination Period, the Sponsor’s business could be disrupted and it could incur additional costs and expenses or loss of key personnel, any of which could adversely affect its financial condition and results of operations, its ability to provide interim funding for TGVC expenses and its ability to fulfill its contractual commitments to TGVC. The Sponsor’s inability to provide interim funding for TGVC expenses or fulfill its contractual commitments to TGVC could adversely impact TGVC’s operations and jeopardize TGVC’s ability to consummate the Business Combination.

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 12, 2023

As of the date hereof, neither TGVC’s operations nor its ability to consummate the Business Combination are affected by the Sponsor being based in Hong Kong because TGVC’s operations do not consist of prohibited activities under the applicable Hong Kong laws and are generally not restricted. Neither the Sponsor nor TGVC are incorporated in mainland China (which excludes Hong Kong), and none of their subsidiaries are incorporated in mainland China. TGVC is a Delaware corporation with no operations in China (including Hong Kong and Macau). Neither the Sponsor nor TGVC maintain operations in mainland China, generate revenues from mainland China, provide services in mainland China or conduct sales or marketing activities in mainland China or to residents in mainland China. Additionally, neither the Sponsor nor TGVC have triggered any of the following thresholds (“Thresholds”) or intend to transfer any personal data outside of mainland China: (i) processing the personal data of more than one million data subjects; (ii) transferring the personal data of more than 100,000 data subjects outside of mainland China since January 1 of the preceding year; or (iii) transferring the sensitive personal data of more than 10,000 data subjects outside of mainland China since January 1 of the preceding year. Thus, TGVC is not subject to the legal and operational restrictions associated with operating a company based in China, Hong Kong and Macau, and does not face the attendant potential impact on the ability to continue its operations or consummate its business combination.

The Registrant does not believe that the laws and regulations of the PRC that do not apply in Hong Kong, including the recent developments on data security or anti-monopoly policies and the relevant laws and regulations of the PRC, have a material impact on the Sponsor’s business, financial condition and results of operations. In particular, no approval by the PRC authorities is required (i) for the Sponsor to vote its shares of Class B Common Stock of TGVC or (ii) that could limit the Sponsor’s ability to fund TGVC expenses or fulfill its contractual commitments to TGVC. Therefore, the Registrant does not believe that there is currently a material risk that the laws and regulations of the PRC that do not apply to Hong Kong will jeopardize TGVC’s ability to consummate the Business Combination or accept foreign investments, notwithstanding the fact that the Sponsor is based in Hong Kong, a special administrative region of the PRC. In the event that the Sponsor inadvertently concludes that relevant permissions or approvals were not required or that applicable laws, regulations, or interpretations change and it is required to obtain such permissions or approvals in the future (prior to the expiration of the Combination Period), any failure by the Sponsor to maintain or obtain such permissions or approvals could result in enforcement and other action by the PRC government, including investigations, penalties, fines and orders, which action, if imposed prior to the end of the Combination Period, may significantly limit or completely hinder the Sponsor’s ability to operate, provide interim funding for TGVC expenses and fulfill its contractual commitments to TGVC. Such failure to provide interim funding for TGVC expenses and fulfill the Sponsor’s contractual commitments to TGVC could jeopardize TGVC’s ability to operate or consummate the Business Combination.

Recently, the PRC government announced that it would step up supervision of overseas listed Chinese businesses. Under the new measures, China will enhance regulation of cross-border data flows and security, crack down on illegal activity in the securities market and punish fraudulent securities issuance, market manipulation and insider trading, China will also check sources of funding for securities investment and control leverage ratios. The Cyberspace Administration of China (“CAC”) has also opened a cybersecurity probe into several U.S.-listed tech companies focusing on anti-monopoly, financial technology regulation and more recently, with the passage of the Data Security Law of the PRC, how companies collect, store, process and transfer personal data.

Currently, the laws in the PRC are expected to apply to mainland Chinese businesses, rather than businesses in Hong Kong which operate under a different set of laws from mainland China. As a result, the Registrant believes that there are currently no legal or operational risks affecting TGVC as a result of the Sponsor being based in Hong Kong.

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 12, 2023

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 45-46, 58-63, 68-69, 154 and 159-160 of the Amended Registration Statement.

Inside Front and Outside Back Prospectus Cover Pages, page v

4.	Please provide the dealer prospectus delivery obligation information as required by Item 502(b) of Regulation S-K, as referenced in Item 2 of Form F-4. Please also provide the information required by Item 2(1) and (2) of Form F-4.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on pages 1-2 of the Amended Registration Statement.

Questions and Answers About the Proposed Business Combination

Q: What happens if a substantial number of the TGVC Public Stockholders…?, page 17

5.	Please revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on pages 18-20 of the Amended Registration Statement.

Q: What equity stake will the TGVC Stockholders…?, page 23

6.	Please expand your tabular disclosure on page 24. Revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on pages 26-27 of the Amended Registration Statement.

Summary of the Proxy Statement/Prospectus, page 25

7.	Disclose each permission or approval that TGVC’s sponsor is required to obtain from Chinese authorities to operate TGVC’s business and to consummate the business combination. State whether TGVC’s sponsor is covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency, and state affirmatively whether all requisite permissions or approvals have been received and whether any permissions or approvals have been denied. Please also describe the consequences to TGVC and its investors if TGVC’s sponsor: (i) does not receive or maintain such permissions or approvals, (ii) inadvertently concludes that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and TGVC’s sponsor is required to obtain such permissions or approvals in the future.

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 12, 2023

Response: The Registrant has been advised that, as of the date hereof, the Sponsor is not required to obtain any permissions or approvals from Chinese authorities to operate TGVC’s business or consummate the Business Combination. The Sponsor is not incorporated in mainland China and none of its subsidiaries are incorporated in mainland China. It does not maintain operations in mainland China, does not generate revenues from mainland China, and does not provide services or conduct sales or marketing activities in mainland China or to residents in mainland China. Also, the Sponsor has not triggered any of the Thresholds and does not intend to transfer any personal data outside of mainland China. Accordingly, the Sponsor is not covered by permissions requirements from the China Securities Regulatory Commission (“CSRC”), CAC or any other PRC governmental agency, subject to any changes in the policies, regulations, rules, and the enforcement of laws of the PRC government as detailed in the Registrant’s response to Comment No. 3, above. The Registrant has also been advised that neither TGVC nor the Sponsor has been contacted by any Chinese authorities in connection with its operations or the Business Combination.

If the Sponsor triggers any of the Thresholds that are under the scrutiny of CAC or any other PRC governmental agency, or if the Sponsor intends to transfer any personal data or data that, if disclosed, leaked destroyed, illegally obtained or used, may affect national security and public interests (“Important Data”), outside of mainland China, then it must pass the security assessment organized by CAC and obtain the CAC’s approval. The Registrant has been advised that the Sponsor does not currently believe that it possesses any personal data or Important Data; however, if the Sponsor suspects that it may possess any Important Data or highly sensitive data, a further assessment is needed. In addition, if the Sponsor in the future operates a network platform in mainland China with more than one million individual users, it must apply with the CAC and pass a cybersecurity review if it plans an initial public offering or to list overseas.

If (i) the Sponsor inadvertently concludes that permissions or approvals are not required, or fails to receive or maintain such permissions or approvals, or (ii) applicable laws, regulations, or interpretations change and the Sponsor is required to obtain such permissions or approvals in the future, it may result in additional costs and expenses incurred by the Sponsor and/or TGVC to ensure compliance, or to pay any fines, and they may no longer be permitted to continue their current business operations, which could adversely affect their financial conditions and results of operations, or even their ability to consummate the Business Combination. In particular, in respect of data and cybersecurity issues, if the Sponsor (a) triggers a Threshold but does not obtain CAC approval before transferring any personal data overseas or (b) transfers important data overseas without CAC approval, then the possible penalties may include an order for rectification, warnings, confiscation of illegal gains, and/or fines. Where the offense is serious, the regulator may order a suspension of business, suspension of the business for rectification, or revocation of relevant business permits or the business licenses. There may also be administrative fines on the directly responsible persons between RMB 10,000 and RMB 100,000 and prohibition on such persons’ taking roles of directors, supervisors, senior managers or Data Protection Officers in certain periods. Additionally, if the Sponsor operates a platform of more than one million individual users and lists overseas without passing the cybersecurity review, then the CAC has wide discretion in imposing penalties in accordance with the PRC Cybersecurity Law and/or PRC Data Security Law, depending on the specific issues that would have been identified from a cybersecurity review.

In response to the Staff’s comment, the Registrant has revised the disclosure as requested on pages 159-160 of the Amended Registration Statement.

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 12, 2023

8.	Please disclose the telephone numbers of the principal executive offices for the registrant and the company being acquired, as required by Item 3(a) of Form F-4.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on pages 29-30 of the Amended Registration Statement.

9.	We note the disclosure on page 25 that “Flexi’s asset-light growth strategy, whereby it partners with landlords and real estate owners on mutually advantageous joint venture structures rather than entering into traditional lease agreements, allows it to quickly add new venues with lower capital outlay and financial risk.” However, we note the risk factor disclosure on page 46 states that “89% of Flexi’s locations are operated pursuant to leases or hybrid agreements that include some features of a traditional lease.” Please revise disclosure throughout the prospectus to clearly reflect the current structuring of the leases when discussing your asset-light growth strategy and the joint venture structures.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on pages 15, 35, 45, 128, 133, 141, 171, and 196 of the Amended Registration Statement.

10.	Please expand the table on page 33 showing the corporate structure to include the material subsidiaries.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on page 38 of the Amended Registration Statement.

TGVC’s Reasons for the Business Combination, page 29

11.	Please expand the “Other Alternatives” bullet point on page 31 to address whether TGVC’s charter provision renouncing an interest in corporate opportunities offered to its officers or directors impacted TGVC’s search for an acquisition target. Please revise similar disclosure on page 106.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on pages 35 and 133 of the Amended Registration Statement.

Summary of Risk Factors, page 39

12.	In your summary of risk factors, disclose the risks that TGVC’s sponsor being based in Hong Kong and a material portion of Flexi’s revenues being generated in Hong Kong poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 12, 2023

Response: The Registrant has revised the disclosure as requested on pages 45-46 of the Amended Registration Statement regarding the risks of the Sponsor being based in Hong Kong and a material portion of Flexi’s revenues being generated in Hong Kong poses to investors.

Risks Factors

Risks Related to Flexi’s Business and Industry, page 44

13.	We refer to your risk factor disclosure on pages 44 and 45 regarding the adverse impacts of the COVID-19 pandemic on Flexi’s business, including enforced temporary closures; reduction in membership prices/rates, new memberships, membership renewals, and sales of ancillary products and services; increased costs; and temporary relief on membership rentals. Please revise to quantify the extent to which Flexi has been negatively affected in these areas where practicable and material. Also revise the business section and/or MD&A, as appropriate.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on pages 52-53 of the Amended Registration Statement.

14.	We refer to your risk factor disclosure on page 45 regarding higher levels of membership agreement non-renewals due to the COVID-19 pandemic. Please revise to quantify this increase in membership agreement terminations. Provide context by quantifying the relative amount of Flexi’s members, or revenue attributable to such members, that may cancel memberships in one calendar month. Also revise the business section and/or MD&A, as appropriate.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on page 53 of the Amended Registration Statement.

Risks Related to TGVC and the Business Combination, page 51

15.	Given the Chinese government’s significant oversight and discretion over the conduct of TGVC’s business, please revise to highlight separately the risk that the Chinese government may intervene or influence TGVC’s operations at any time, which could result in a material change in TGVC’s operations and its ability to consummate the business combination and/or the value of the securities you are registering for sale. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please also expand the risk factor disclosures on page 50 regarding the risks to Flexi from operating in Hong Kong.

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 12, 2023

Response: The Registrant respectfully advises the Staff that TGVC is a Delaware corporation and the Chinese government does not have oversight over TGVC’s business. However, the Registrant respectfully acknowledges that the Sponsor is based in Hong Kong. As noted in the Registrant’s responses to the comments above, given the PRC government’s significant oversight over the conduct of business operations in mainland China and in Hong Kong, and in light of (i) China’s recent extension of authority not only in mainland China but also into Hong Kong and (ii) the fact that rules and regulations in China can change quickly with little or no advance notice, there are risks and uncertainties that the Sponsor cannot foresee at this time. For example, (a) the government of Hong Kong may (i) enact similar laws and regulations to those in mainland China, which may seek to exert control over business combinations conducted by Hong Kong-based sponsors or their parent companies or (ii) implement laws on such business activities to be more aligned with mainland China and (b) certain PRC laws and regulations may become applicable in Hong Kong in the future. If any or all of the foregoing were to occur and were to be applied prior to the expiration of the Combination Period, it could lead to a material adverse change in the Sponsor’s operations, limit or hinder the Sponsor’s ability to fund TGVC expenses, fulfill its contractual commitments to TGVC or freely vote its shares of Class B Common Stock, which could jeopardize TGVC’s ability to consummate the Business Combination. If the Business Combination is not consummated, the value of the Registrant’s securities could significantly decline or be worthless.

In response to the Staff’s comment, the Registrant has revised the disclosure as requested beginning on page 58 of the Amended Registration Statement regarding the risks to Flexi from operating in Hong Kong. In addition, the Registrant has revised the disclosure on pages 68-69 of the Amended Registration Statement regarding the risks of the Chinese government’s interference with and impact on TGVC’s operations and the adverse impact on the offerings for securities and their value.

16.	In light of TGVC’s sponsor being based in Hong Kong, Flexi’s Hong Kong operations, and recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, please revise your disclosure to explain how this oversight impacts each of TGVC, Flexi, and your offering; and to what extent you believe that each of TGVC, Flexi, and you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: The Registrant respectfully acknowledges the Staff’s comment and notes that Hong Kong does not have a specific cybersecurity law and the Sponsor being based in Hong Kong would generally be a low-risk issue for investors. Hong Kong’s data protection laws are primarily notice-based (except for direct marketing where the separate, express consent of individuals is required upon or prior to their personal data being used for direct marketing). Therefore, to the extent the Registrant or the Sponsor collects, uses, discloses or processes the personal data of individuals, the Sponsor must notify the individuals of the purposes for which their personal data is being collected, used, disclosed or processed upon or before such collection, use, disclosure or processing. The Registrant has been advised that the Sponsor does not currently collect, use, disclose or process the personal data of individuals.

Non-compliance with Hong Kong’s data protection laws can result in an enforcement notice issued by the Hong Kong Privacy Commissioner. The enforcement notice is a criminal offense and on first conviction, the company will be liable to a maximum fine of HKD 50,000 (approximately USD 6,400) and imprisonment for two years. If the offense continues after the conviction, a daily fine of HKD 1,000 (approximately USD 130) may be imposed for every day during which the offense continues. On a second or subsequent conviction, the company would be liable for a maximum fine of HKD 100,000 (approximately USD 12,800) and imprisonment for two years. If the offense continues after the second conviction, a daily fine of HKD 2,000 (approximately USD 260) for every day during which the offense continues may be imposed.

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 12, 2023

The PRC’s data security laws have extra-territorial effect. For example, if a company processes the personal data of Chinese residents, inside or outside of mainland China, and the purpose is to provide services or products to the data subjects or if the processing involves the assessment or analysis of the data subjects’ behaviors, then the processing must comply with the requirements of the PRC Personal Information Protection Law. As another example, if a foreign company’s processing of any data outside of mainland China may harm the national security or public interests of China, the PRC Data Security Law grants the Chinese authorities the power to take necessary investigation and enforcement actions. The Registrant has been advised that, currently, the Sponsor does not process the personal data of Chinese residents or data that may harm the national security or public security interests of China. The Registrant also does not do so.

In response to the Staff’s comment, the Registrant has revised the disclosure as requested beginning on page 58 of the Amended Registration Statement.

17.	Please expand your risk factor disclosure to address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period. Also address any impact PRC law or regulation may have on the cash flows associated with the business combination, including shareholder redemption rights.

Response: The Registrant respectfully advises the Staff that the current structure and arrangements of the Business Combination are not subject to the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors or other PRC regulations and rules concerning mergers and acquisitions. As noted in the Registrant’s comments above, TGVC is not a China-based company subject to the PRC’s regulations. Additionally, as Flexi is not based in the PRC nor has any operations in mainland China, the current structure and arrangements may not be subject to the PRC laws or regulations controlling on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC.

18.	Please revise the first risk factor on page 60 regarding dilution to balance the expected ownership amounts following the business combination to reflect maximum redemption by public shareholders and exercise of warrants.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested beginning on page 77 of the Amended Registration Statement.

Risks Related to Investment in a BVI Company and PubCo’s Status as a Foreign Private Issuer., page 65

19.	Please revise to highlight the risk that because you are a foreign private issuer and exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, investors could have less protection than if you were a domestic issuer. Please make clear whether you intend to follow home country corporate governance practices.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on page 85 of the Amended Registration Statement.

Risks Related to the Redemption, page 68

20.	Please revise the risk factor on page 68 relating to the excise tax to describe the risks of the excise tax applying to redemptions in connection with liquidations that are not implemented to fall within the meaning of “complete liquidation” in Section 331 of the Internal Revenue Code. Also describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 12, 2023

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on pages 87-88 and 93-94 of the Amended Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information, page 74

21.	We note your reference to the historical audited financial statements of Common Ground and your disclosure that they are included elsewhere in the filing; however, we are unable to locate them within the filing. Please revise accordingly.

Response: The Registrant respectfully notes that the statement regarding historical audited statements of Common Ground being included in the Registration Statement has been deleted and the historical audited financial statements of Common Ground are not provided in the Amended Registration Statement.

22.	Please tell us what consideration you gave to presenting pro forma financial statements for the acquisition of Common Ground under Article 11 of Regulation S-X, including how you considered the materiality of the acquisition to the company in determining the correct presentation. Tell us how you determined it was appropriate to combine the financial statements of Hive Worldwide and Common Ground for the year ended December 31, 2021 in considering the requirements of Article 11.

Response: The Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2022 that is included beginning on page 101 of the Amended Registration Statement separately presents the pro forma financial information for Flexi’s acquisition of Common Ground. Please refer to the third column of the Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2022, which presents the pro forma results for the combined operations of Flexi and Common Ground as presented in the first two columns of the table. In addition, we note that Common Ground’s assets are already reflected in the Pro Forma Condensed Combined Balance Sheet as of December 31, 2022, as Flexi’s acquisition of Common Ground had already been completed on that date.

As the Amended Registration Statement does not present pro forma financial information for the year ended December 31, 2021, we believe the second part of the Staff’s comment is no longer applicable.

23.	You disclose that, in part, the pro forma financial statements are derived from the June 30, 2022 financial statements of TGVC which you state are included elsewhere in the filing. We are unable to locate those financial statements within the filing. Please revise accordingly.

Response: The Registrant respectfully notes that the pro forma financial statements in the Amended Registration Statement have been revised and are derived from the December 31, 2022 financial statements of TGVC, which are included in the Amended Registration Statement. In response to the Staff’s comment, the Registrant has revised the disclosure as requested starting on page 48 of the Amended Registration Statement.

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 12, 2023

The Business Combination Proposal; Terms of the Business Combination

The Initial Merger, page 90

24.	Please provide clear disclosure as to how the Flexi Exchange Ratio is calculated and the extent to which such ratio is expected to deviate from the December 5, 2022 calculation.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on page 114 of the Amended Registration Statement.

Background of the Business Combination, page 101

25.	Please expand your background discussion to provide more detailed disclosure regarding negotiations in connection with the valuation of Flexi, including to explain why valuation estimates changed over time. For example, explain the reasons for the valuation differences between the initial draft letter of intent submitted by TGVC on August 5, 2022 and the letter of intent executed by TGVC and Flexi on August 23, 2022. Additionally, please elaborate on the “discussions regarding the valuation of Flexi due to challenging developments in general market conditions” that began on or about October 30, 2022 and the reasons the parties ultimately agreed to revise down the valuation on or about November 15, 2022.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on page 130 of the Amended Registration Statement.

26.	Please disclose how TGVC was made aware of Flexi and identify the individuals who initiated communications between the two parties.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on page 128 of the Amended Registration Statement.

The TGVC Board’s Reasons for Approval of the Business Combination, page 105

27.	We refer to page 106 under the bullet point “Other Alternatives,” where you state that the TGVC board believes the Business Combination represents the best potential business combination for TGVC and TGVC stockholders “based upon the process utilized to evaluate and assess other potential acquisition targets, and that such process has not presented a better alternative.” Please elaborate on the process utilized to evaluate and assess other potential acquisition targets.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on pages 35 and 133 of the Amended Registration Statement. The Registrant has been advised that TGVC analyzed the other potential business combinations based on the same criteria described in this section. The Registrant has therefore removed the statement in question in the Amended Registration Statement in order to avoid any implication that different criteria was used

Opinion of Marshall & Stevens, page 107

28.	Please revise to disclose all Flexi financial projections used by Marshall & Stevens. Refer to Item 4(b) of Form F-4 and Item 1015 of Regulation M-A. To the extent the information on pages 110 and 111 represent the only projections used, please disclose the prior financial results upon which such growth estimates were applied.

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 12, 2023

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested beginning on page 138 of the Amended Registration Statement. Flexi’s management provided the projections used by Marshall & Stevens from 2022 to 2026. Based on discussions with Flexi’s management, Marshall & Stevens extended the projections to 2029 reflecting a ramp-down in revenue growth coupled with constant growth profit margins, and a decrease in total fit-out costs, rents based on hybrid lease structure, economies of scale and increased automation through technology, in line with management estimates. Revenue growth projections are 19.5% in 2027, 16.7% in 2028 and 9.8% in 2029 to reflect a ramp-down in revenue growth to long-term growth. The EBITDA margin projections are 24.4% in 2027, 25.4% in 2028 and 26.4% in 2029 to reflect the economies of scale, decrease in total fit-out costs, rents based on hybrid lease structure and increased automation through technology.

29.	To the extent you disclose the assumptions underlying Flexi’s financial projections, please make certain such disclosure facilitates investor understanding. In this regard, we note the following non-exclusive examples from pages 110-111 in which your disclosure appears to be unclear or incomplete:

●	You do not define/explain the attributes of Flexi’s different lease structures here or elsewhere; for example, in the business section.

●	You appear to quantify/describe business plan assumptions for only a portion of Flexi’s brands and/or outlets.

●	You use abbreviations to refer to brands and/or outlets without defining what such abbreviations represent.

Refer to Item 10(b) of Regulation S-K.

Response: With respect to the first and third bullets, the Registrant has revised the disclosure as requested on pages 138-139 of the Amended Registration Statement.

With respect to the second bullet, the Registrant respectfully advises that it believes that Flexi’s business plan assumptions are complete as its strategy is to expand upon its two key brands – the Hive and Common Ground – which represent 42 out of its current 43 locations and as such are the focus of its expansion. The Cluster, as a one-location business in Australia, holds less brand presence than the other two brands and may or may not be utilized to expand Flexi’s portfolio, depending on joint venture developments, acquisitions, or amendment to Flexi’s business strategy.

30.	Please revise to reconcile your disclosure regarding Flexi’s projected EBITDA margin with Flexi’s business plan assumptions. In this regard, we note your disclosure on page 112 that Flexi’s expenses as a percentage of revenue are expected to decrease and Flexi expects to achieve cost efficiencies. However, the business plan assumptions on page 111 suggest that expense growth will remain constant over time.

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 12, 2023

Response: The Registrant respectfully notes to the Staff that it does not believe that these statements are inconsistent as the disclosure on page 139 relates to the growth in expenses itself while the disclosure on page 141 compares the amount of expenses as a percentage of revenues. The Registrant has revised the disclosure on page 141 of the Amended Registration Statement to clarify that the latter will decrease as the expectation is that while both expenses and revenues will increase, revenues will increase at a faster rate than expenses, resulting in a decrease in the expenses as a percentage of revenues.

31.	We note that the downside case discounted cash flow analysis estimated business enterprise value of approximately $84,700,000, which is less than 80% of the funds in the trust and is considerably less than the enterprise value the fairness advisor assigned to Flexi as disclosed on page 104. Please discuss the considerations the advisor gave to this range and provide clear risk factor disclosure regarding the risks to the company and shareholders.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure on page 142 of the Amended Registration Statement to include additional context on the downside case sensitivity analysis.

In response to the Staff’s comment, Marshall & Stevens performed a ‘stress test’ sensitivity analysis on the discounted cash flow. The downside case scenario considers a 10% decrease in projected EBITDA margin throughout the 9-year term at a weighted average cost of capital of 14%. The downside case scenario tests low single digit projected EBITDA margins for the 9-year term, which is an unlikely scenario given the multi-brand strategy caters to different price points, venue depth (i.e., more smaller venues spread over larger geographies). This sensitivity scenario was performed to test the sensitivity of the discounted cash flow analysis with regards to certain variables and to inform the board of such. The sensitivity scenario is not considered an indication of value and was not incorporated into Marshall & Stevens’ reconciled value conclusion.

The Registrant respectfully notes to the Staff that Marshall & Stevens served the TGVC Board of Directors (the “TGVC Board”) as an independent fairness opinion provider, rather than as a “fairness advisor.”

Guideline Public Company Analysis, page 113

32.	Please identify any companies included by TGVC and Flexi in the initial guideline companies sample that were excluded by Marshall & Stevens from their guideline public company analysis, and explain why such companies were excluded.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure beginning on page 143 of the Amended Registration Statement to include additional context on the initial guideline companies. The initial guideline companies included by TGVC and Flexi that were excluded by Marshall & Stevens from their guideline public company analysis were Vornado Realty Trust; Boston Properties, Inc.; Kennedy Wilson Holdings, Inc.; ASANA, Inc.; Mindspace Business Parks REIT; CA Immobilien Anlagen AG; PSP Swiss Property Ltd; Globalworth Real Estate Investment Trust; Cromwell European Real Estate Investment Trust; and Lok’n Store Group Plc.

Marshall & Stevens considered all the initial guideline companies in their analysis. However, the reasons Marshall & Stevens did not include the above guideline companies in their analysis are:

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 12, 2023

(a)	Some of the excluded companies are Real Estate Investment Trusts (“REITs”). REITs are subject to different distribution rights and tax considerations as compared to Flexi. As such, Marshall & Stevens did not believe that REITs were sufficiently comparable to Flexi.

(b)	Some of the excluded companies have a different property mix as compared to Flexi, including multifamily units, industrial space and hotels in contrast to Flexi, which focuses on office space. Furthermore, some of the above companies were in the traditional real estate industry in contrast with the flexible workspace industry.

33.	Please revise your disclosure on page 115. It is unclear why the revenue value multiples were selected between the 75th percentile and the maximum and why the EBITDA value multiples were selected between the median and the 75th percentile. It is also unclear why the projected value indications utilizing the enterprise value as a multiple of revenue were weighted 20% and 30% for the years ending December 31, 2023 and December 31, 2024, respectively. Additionally, please revise the table at the bottom of page 115. It is unclear what the table is intended to demonstrate and how the values in the table were derived, and the table appears to include labeling and mathematical errors.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure on pages 146-147 of the Amended Registration Statement to include additional context on the selection of enterprise value-to-revenue multiples. The Registrant has been advised that Marshall & Stevens selected enterprise value-to-revenue multiples between the 75th percentile and the maximum multiples given that the projected EBITDA margins of Flexi were most comparable to the guideline public companies in the marketplace platform industry, which has higher projected EBITDA margins. Enterprise value-to-revenue multiples tend to be positively correlated to profit margins. Marshall & Stevens selected EBITDA value multiples between the median and the 75th percentile given that the projected revenue growth of Flexi was most comparable to the guideline public companies in the marketplace platform industry with average projected revenue growth. Enterprise value-to-EBITDA multiples tend to be positively correlated to anticipated future growth in revenue and earnings.

The Registrant has been advised that the projected value indications utilizing the enterprise value as a multiple of revenue were weighted 20% and 30% for the years ending December 31, 2023 and December 31, 2024, respectively, given that Flexi only reaches break-even in year ending December 31, 2022. Marshall & Stevens believes that the projected value indications utilizing enterprise value as a multiple of revenue for the years ending December 31, 2023 and December 31, 2024 are more representative of the expected scale of Flexi’s business and operations. As such, more weighting was applied to the year ending December 31, 2024 compared to the year ending December 31, 2023.

The Registrant respectfully notes that the table on page 147 is intended to show the indicated enterprise value based on the selected revenue multiples for projected year ending December 31, 2023 and December 31, 2024. Marshall & Stevens has confirmed to the Registrant that the table does not have labeling or mathematical errors, but some figures may appear erroneous due to rounding. Marshall & Stevens has further informed the Registrant that the table is intended to show the revenue multiple selected for projected years ending December 31, 2023 and December 31, 2024 and to show the calculation of the projected revenue of Flexi for the years ending December 31, 2023 and December 31, 2024 multiplied by the selected revenue multiple and the weighting attributed to each indication.

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 12, 2023

Interests of the Initial Holders in the Business Combination, page 116

34.	Please disclose the ability of the Sponsor to designate two directors to the Board. We also note the disclosure on page 29 that the Sponsor is expected to decline to designate any initial members of the Board. Please update as needed.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on pages 14, 43, 67, 109 and 148 of the Amended Registration Statement.

Potential Purchases of TGVC Public Shares, page 117

35.	We refer to your disclosure on pages 56 and 117 stating that the sponsor or TGVC’s or Flexi’s respective directors, officers, advisors or affiliates may purchase shares of TGVC class A common stock publicly or privately, and that the purpose of such purchases would be to increase the likelihood of obtaining stockholder approval of the business combination—which suggests that another purpose of such purchases would be to vote the shares in favor of the business combination. Please revise your disclosure to explain how such purchases and votes, as well as provisions in ancillary agreements such as Exhibit 10.2, would comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretations 166.01 for guidance.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on pages 73 and 149 of the Amended Registration Statement. Further, the Registrant has been advised that in the event that the Sponsor or its affiliates purchase TGVC’s securities outside of the redemption offer in connection with a business combination transaction, such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act as follows:

●	the Securities Act registration statement or proxy statement filed for the business combination transaction discloses the possibility that the Sponsor or its affiliates may purchase TGVC’s securities outside of the redemption process, along with the purpose of such purchases;

●	the Sponsor or its affiliates will purchase TGVC’s securities at a price no higher than the price offered through TGVC’s redemption process;

●	the Securities Act registration statement or proxy statement filed for the business combination transaction would include a representation that any of TGVC’s securities purchased by the Sponsor or its affiliates would not be voted in favor of approving the business combination;

●	the Sponsor and its affiliates do not possess any redemption rights with respect to TGVC’s securities or, if they possess redemption rights, they would waive such rights; and

●	TGVC discloses in a Form 8-K, prior to the Special Meeting, the following:

o	the amount of TGVC’s securities purchased outside of the redemption process by the Sponsor or its affiliates, along with the purchase price;

o	the purpose of the purchases by the Sponsor or its affiliates;

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 12, 2023

o	the impact, if any, of the purchases by the Sponsor or its affiliates on the likelihood that the business combination will be approved;

o	the identities of TGVC’s security holders who sold to the Sponsor or its affiliates (if not purchased on the open market) or the nature of TGVC’s security holders (e.g., 5% security holders) who sold to the Sponsor or its affiliates; and

o	the number of shares of TGVC Class A Common Stock for which TGVC has received redemption requests pursuant to the redemption offer.

The Registrant further advises the Staff that in the event that the Sponsor or its affiliates purchase TGVC’s securities outside of the redemption offer in connection with a business combination, it will add the following language in the prospectus it files with the SEC pursuant to Rule 424 of the Securities Act to the end of the last paragraph on page 149 of the Amended Registration Statement in the section titled “The Business Combination Proposal; Terms of the Business Combination—Potential Purchases of TGVC Public Securities.”

Additionally, in the event the Sponsor, TGVC’s directors, executive officers, advisors or their affiliates were to purchase TGVC Public Shares or TGVC Warrants from TGVC Public Stockholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act including, in pertinent part, through adherence to the following:

●	the Registration Statement would disclose the possibility that the Sponsor, TGVC’s directors, officers, advisors or any of their affiliates may purchase shares of TGVC Class A Common Stock or TGVC Warrants from TGVC Public Stockholders outside of the redemption process, along with the purpose of such purchases;

●	if the Sponsor, TGVC’s directors, officers, advisors or any of their affiliates were to purchase TGVC Class A Common Stock or TGVC Warrants from TGVC Public Stockholders, they would do so at a price no higher than the price offered through the redemption process;

●	the Registration Statement would include a representation that any of TGVC’s securities purchased by the Sponsor, TGVC’s directors, officers, advisors or any of their affiliates would not be voted in favor of approving the business combination;

●	the Sponsor, TGVC’s directors, officers, advisors or any of their affiliates would not possess any redemption rights with respect to our securities or, if they possess redemption rights, they would waive such rights; and

●	TGVC would disclose in a Form 8-K, before the Special Meeting, the following:

o	the amount of TGVC’s securities purchased outside of the redemption process by the Sponsor, TGVC’s directors, officers, advisors or any of their affiliates, along with the purchase price;

o	the purpose of the purchases by the Sponsor, TGVC’s directors, officers, advisors or any of their affiliates;

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 12, 2023

o	the impact, if any, of the purchases by the Sponsor, TGVC’s directors, officers, advisors or any of their affiliates on the likelihood that the business combination will be approved;

o	the identities of TGVC’s security holders who sold to the Sponsor, TGVC’s directors, officers, advisors or any of their affiliates (if not purchased on the open market) or the nature of TGVC’s security holders (e.g., 5% security holders) who sold to the Sponsor, TGVC’s directors, officers, advisors or any of their affiliates; and

o	the number of securities for which TGVC has received redemption requests pursuant to its redemption offer.

Information About TGVC, page 120

36.	We note the disclosure on page 121 that “Marcum LLP, our independent registered public accounting firm, and ThinkEquity, the underwriter of the IPO, did not execute agreements with us waiving such claims to the monies held in the Trust Account.” Please quantify the aggregate amount due to parties that did not waive their right to seek repayment from funds in the trust account, here and in your related risk factor on page 57.

Response: In response to the Staff’s comment, the Registrant notes that it has been advised that the amounts due to parties that did not waive their right to seek repayment from funds in the Trust Account are not material to TGVC. The Registrant has revised the disclosure as requested on page 156 of the Amended Registration Statement.

Business of Flexi and Certain Information About Flexi, page 131

37.	Please revise throughout the business section, as appropriate, to more fully describe the business of Flexi. More specifically, please:

●	Define/explain Flexi’s enterprise, management, and hybrid lease structures, including their material financial terms; and provide a breakdown of Flexi’s current lease structure mix by venue/location or other relevant metric.

●	Include a breakdown of total revenues by category of activity and geographic market for each of the periods for which financial statements are presented.

●	Describe the material terms of each of Flexi’s membership options, including commitment length and early termination provisions.

●	Describe/quantify other metrics or performance indicators material to an understanding of Flexi’s business for each of the periods for which financial statements are presented. For example, number of venues/locations; occupancy rate; number of workspaces/desks; number of registered or active members; yield per member; and/or rate of churn/retention.

Refer to Item 14 of Form F-4 and Item 4 of Form 20-F.

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 12, 2023

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on pages 173-175 and pages 177-184 of the Amended Registration Statement.

38.	Please revise throughout the business section to balance your disclosure and reflect material risks relevant to Flexi’s business. For example:

●	On page 133 where you discuss Flexi’s asset-light model, please balance these statements with disclosure that the asset-light model may allow landlord partners to terminate Flexi’s agreements more easily than they could under a traditional landlord-tenant relationship, as described in your risk factors on page 46.

●	On page 134 where you state that approximately half of Flexi’s 45 locations were operating under asset-light deal arrangements as of January 31, 2023, please add that approximately 89% of Flexi’s locations are operated pursuant to leases or hybrid agreements that include some features of a traditional lease, as described in your risk factors on page 46.

●	On page 134 where you discuss profitability and resilience, please add that under a variable rental structure rent can vary from $0 to market rate based on landlord and market rental expectations, as described in your risk factors on page 46.

●	On page 134 where you discuss scalability, please add that Flexi must continually add new members both to replace departing members and to expand its current member base, as described in your risk factors on page 45.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on pages 170-172 of the Amended Registration Statement.

39.	Please revise to disclose the basis for any statements made regarding Flexi’s competitive position. For example, the statements on page 133 that Flexi has “one of the largest networks of flexible workspaces in the Asia-Pacific region” and “pioneered the asset-light model among flexible workspace providers in the Asia-Pacific region.” Please also disclose the basis for the statements on page 133 that Flexi’s Ambition Engine is “highly specialized” and “allows Flexi to operate locations at higher efficiencies, enhance members’ experiences and maximize yield through ecommerce-related revenue streams.” Finally, please disclose the basis for the statements on pages 133 and 135 regarding Flexi’s “track record of performance” and “track record of successfully executing on transformative acquisitions,” respectively.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on pages 170-171 and 176-177 of the Amended Registration Statement, including removing the “highly specialized” reference.

Human Capital, page 138

40.	Please revise to itemize Flexi’s employees by geography.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on page 185 of the Amended Registration Statement.

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 12, 2023

Flexi’s Management’s Discussion and Analysis of Financial Condition and Results of Operations., page 147

41.	To the extent material, please revise to include other statistical data that Flexi’s management believes will enhance a reader’s understanding of Flexi’s financial condition, cash flows and other changes in financial condition, and results of operations. This may include metrics or performance indicators such as number of venues/locations; occupancy rate; number of workspaces/desks; number of registered or active members; yield per member; and/or rate of churn/retention. Refer to Item 14 of Form F-4 and Item 5 of Form 20-F.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on page 197 of the Amended Registration Statement.

Liquidity and Capital Resources, page 154

42.	Please revise to discuss the extent to which Flexi expects to satisfy its liquidity needs with the proceeds of a bridge loan. In this regard, we note Section 8.9 of the business combination agreement. Additionally, please revise to analyze material cash requirements both in the short-term and separately in the long-term from known contractual and other obligations, including borrowings, lease agreements, and non-cancellable service agreements. Also discuss your liquidity needs if the maximum number of TGVC shareholders elect to redeem their shares for cash from the trust.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested, beginning on page 202 of the Amended Registration Statement.

Management of PubCo Following the Business Combination

Foreign Private Issuer Exemption, page 156

43.	Please revise to identify the home country corporate governance practices that you intend to follow.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested beginning on page 205 of the Amended Registration Statement.

Beneficial Ownership of Securities, page 158

44.	Please provide the information in this section as of the most recent practicable date. Currently the information is as of December 31, 2022.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested, beginning on page 208 of the Amended Registration Statement.

Material Tax Considerations, page 164

45.	Please remove the word “certain” from the statement at the beginning of this section that “the following is a discussion of certain U.S. federal income tax consequences….” For guidance see Staff Legal Bulletin No. 19.III.C.1.

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 12, 2023

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on page 216 of the Amended Registration Statement.

46.	We note the disclosure in the summary on page 19 and elsewhere in the prospectus that “assuming the Business Combination qualifies as a transaction under either section of the Code, U.S. holders (as defined below) should generally not recognize gain or loss for U.S. federal income tax purposes with respect to the shares that they own as a result of the Business Combination. Should the Business Combination not satisfy the requirements of a “reorganization,” qualifying only as a transaction described in Section 351(a) of the Code, the exchange of TGVC Warrants for PubCo Warrants would be taxable.” Please reconcile such statements as they are inconsistent with each other.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on pages 21-22, 90-91, 150 and 224 of the Amended Registration Statement.

47.	We note the disclosure beginning on page 170 regarding the material US federal income tax consequences of the business combination where you state “neither PubCo, TGVC, nor any other party to the Business Combination Agreement makes any representations or provides any assurances regarding the qualification of the Business Combination as a Reorganization” and that no legal opinion has been obtained regarding the business combination as a Reorganization. The tax opinion should address and express a conclusion for each material tax consequence. If counsel is unable to opine on a material tax consequence, the opinion should state this fact clearly, provide the reason for counsel’s inability to opine on a material tax consequence and discuss the possible alternatives and risks to investors of that tax consequence. For guidance, see Staff Legal Bulletin No. 19.III.C.1. In addition, please significantly revise throughout the prospectus to remove any language that implies the transaction should or intends to qualify as a reorganization and provide more robust disclosure of the resultant risks.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on pages 21, 90-91, 150 and 223-224 of the Amended Registration Statement, and has obtained a revised opinion, which has been filed as Exhibit 8.1 to the Amended Registration Statement.

48.	Please revise this section to attribute the statement that “the Business Combination should qualify as a transaction described in Section 351(a) of the Code” to named counsel. In light of this opinion, please revise to make it clear that this opinion is subject to a degree of uncertainty, explain why counsel cannot give a “will” opinion and describe the degree of uncertainty in the opinion. Please revise disclosure elsewhere in the prospectus to clearly discuss the risks of uncertain tax treatment to investors. Lastly, please revise the opinion of counsel to also address the material tax consequences relating to Section 367(a) of the Tax Code.

Response: The Registrant acknowledges the Staff’s comment and has obtained a revised opinion, which has been filed as Exhibit 8.1 to the Amended Registration Statement.

Stock Market and Dividend Information

Dividend Policy, page 194

49.	If true, please revise to make clear that PubCo will rely on transfers/distributions from its subsidiaries and operating entities for its cash requirements, including distribution of dividends to PubCo shareholders. Please also highlight any restrictions and limitations on foreign exchange and the ability of you, your subsidiaries, and your operating entities to transfer cash and/or distribute earnings between entities, across borders, and to U.S. investors.

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 12, 2023

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on page 249 of the Amended Registration Statement. The Registrant’s understanding is that the only limitations on distributions from the Registrant’s subsidiaries and operating entities are related to withholding tax applicable to transfers related to dividend payments, interest or loan repayments, cash support or royalty payments.

Annex C: Opinion of Marshall & Stevens Transaction Advisory Services LLC, page C-1

50.	Please revise the opinion to remove the disclaimers on page C-2 (“We have not been asked to render any opinion with respect to the fairness of the Purchase Price to any other person or entity besides the Board, and we specifically express no such opinion.”) and C-4 that other than the board of TGVC in connection with its consideration of the business combination, the opinion may not be relied upon by any other person or entity or for any other purpose.

Response: The Registrant respectfully notes to the Staff that pursuant to the terms of TGVC’s engagement of Marshall & Stevens, the opinion was provided to the TGVC Board and may be relied upon only by the TGVC Board.

Index to Financial Statements, page F-1

51.	Please explain to us how the financial statements of Flexi Group Holdings Ltd. comply with Item 8.A.4 of Form 20-F or file a representation as an exhibit that confirms that you are not required to comply with the 12-month requirement of audited financial statements in any other jurisdiction outside the United States. Refer to paragraph 2 of the Instructions to Item 8.A.4 of Form 20-F.

Response: The Registrant has revised the Amended Registration Statement to include audited financial statements of Flexi as of and for the year ended December 31, 2022. Accordingly, the Registrant respectfully submits that this comment is no longer applicable.

The Flexi Group Ltd Unaudited Financial Statements

Notes to Condensed Interim Consolidated Financial Statements

Note 13. Business Combinations, page F-23

52.	Please expand your disclosure regarding your business combinations pursuant to paragraphs 59, 61, B64 through B66 and B67 of IFRS 3, including but not limited to disclosing the form of the consideration paid in each acquisition. To the extent shares were issued, disclose the number of shares issued, the value ascribed to them at the time of issuance and how the value of the shares was determined.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested, beginning on page F-29 of the Amended Registration Statement.

Exhibits

53.	Please file as an exhibit the financial advisory agreement TGVC entered into with ThinkEquity, LLC.

,

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 12, 2023

Response: In response to the Staff’s comment, the Registrant has filed the Advisory Agreement, dated as of December 23, 2022, between TGVC, the Sponsor and ThinkEquity LLC as Exhibit 10.6 to the Amended Registration Statement.

General

54.	Please revise the registration statement to cover the PubCo ordinary shares constituting the earnout shares, or advise.

Response: In response to the Staff’s comment, the Registrant has revised the Registration Statement to cover the shares constituting the earnout shares.

55.	Please include a separate section on enforcement of liabilities addressing the ability of shareholders to enforce their legal rights under United States securities laws. Please clearly identify those officers and directors who are located outside of the United States, and address the ability of shareholders to enforce their legal rights under United States securities laws against these officers and directors. Similarly, identify the sponsor, a Hong Kong company, and address the ability of shareholders to enforce their legal rights under United States securities law against the sponsor. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in each of the British Virgin Islands and Hong Kong, lack of reciprocity and treaties, and cost and time constraints. In addition, please revise the risk factors section to clearly disclose those officers and directors who are located outside of the United States and the risks of enforcing civil liability against these officers and directors.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on pages 82-83 and 95-96 of the Amended Registration Statement.

56.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: In response to the Staff’s comment, the Registrant has revised the disclosure as requested on page 68 of the Amended Registration Statement.

Division of Corporation Finance

U.S. Securities and Exchange Commission

June 12, 2023

57.	We refer to the details of The Flexi Group Limited’s subsidiaries on page F-40. Please tell us what “administrative services” The Hive International Limited provides to “group companies.” Additionally, please specify the name and location of each of the companies to which The Hive International Limited provides such services. We may have additional comments after reviewing your response.

Response: The Hive International Limited acts as a Hong Kong based holding company to the Hive Japan Ltd, the Hive Vietnam Co Ltd, the Hive Taiwan Ltd and the Hive Coworking Australia Pty Ltd. These administrative services include personnel support, resources and facilities support, marketing and operational support and trademark and license support related to the ongoing business management of each entity.

We respectfully request the Staff’s assistance in completing the review of the Amended Registration Statement as soon as possible. Please contact Christopher Haunschild of Lucosky Brookman LLP at (212) 417-8160 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely

THE FLEXI GROUP HOLDINGS LTD

By:	/s/ Christopher I. Edwards
Name:	Christopher I. Edwards
Title:	Chief Executive Officer

cc:	Christopher I. Edwards, The Flexi Group Holdings Ltd
Christopher Haunschild, Lucosky Brookman LLP
Penny Somer-Greif, Lucosky Brookman LLP
Kevin E. Criddle, DLA Piper LLP (US)
Penny J. Minna, DLA Piper LLP (US)